Exhibit 99.1
Babcock & Brown Air Limited
West Pier • Dún Laoghaire • Co Dublin • Ireland
T +353 1 231 1900 • F +353 1 231 1901 www.babcockbrown.com
NYSE Release
BABCOCK & BROWN AIR REPORTS THIRD QUARTER RESULTS
Dublin, Ireland, November 12, 2008 - Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern commercial jet aircraft, today announced its financial results for the three and nine month periods ending on September 30, 2008.
Third Quarter 2008 Highlights
▪	Net income of $16.0 million

▪	Earnings per share of $0.48

▪	Available cash flow (“ACF”) of $40.2 million, $1.20 per share

▪	Total revenues of $66.3 million

▪	Two aircraft acquired and one sold, increasing fleet to 63

▪	Pre-tax gain of $5.0 million on the sale of one A320-200 aircraft

▪	Two aircraft re-leased at higher rentals

▪	Quarterly dividend of $0.50 per share, to be paid on November 20

▪	$506 million of acquisition financing available
“B&B Air’s fleet of modern, fuel-efficient aircraft continued to perform strongly in the September quarter,” said Colm Barrington, CEO of B&B Air. “We have new lessees for four of the five aircraft that we repossessed in April and September and we have continued to add aircraft to the portfolio, albeit at a more modest pace than in previous quarters. In addition, BBAM arranged the sale of one A320-200 aircraft at a satisfactory premium to our book value. These achievements have resulted in a 45% increase in Net income and EPS as compared to the June quarter.”
“More importantly, we have increased our quarterly Available Cash Flow by 21% to $40.25 million, or $1.20 per share. As a result, the $0.50 per share dividend that we declared for the quarter represented less than 42% of our ACF. The sale of a second A320-200 completed in October will have a positive impact on our ACF in the December quarter. At September 30, we had $39.1 million of unrestricted cash and $506 million of capacity in our Aircraft Acquisition Facility, which can be drawn without any additional equity contribution from B&B Air.”

“B&B Air’s management and board remain committed to actively managing our portfolio and to availing of other opportunities to increase shareholder return,” added Barrington. “B&B Air is producing positive cash flow, has no unfunded capital commitments and has no re-financing requirements until 2012.”
Third Quarter 2008 Financial Results
B&B Air reported basic and diluted earnings per share of $0.48 and $1.16 for the three and nine month periods ending on September 30, 2008, respectively. The earnings per share for the third quarter are $0.15 greater than in the previous quarter, primarily due to the gain on the sale of a twelve-year-old A320-200 aircraft and rents generated both from newly acquired aircraft and from aircraft repossessed at the end of the first quarter and subsequently re-leased. Net income in the third quarter was $16.0 million, compared to $11.1 million in the second quarter.
Total revenues for the third quarter were $66.3 million, an increase of $9.1 million on the previous quarter. The increase in revenues includes the $5.0 million gain on the sale of one A320-200 aircraft and an increase of $4.2 million in operating lease revenue. Total revenues also include approximately $4.0 million of end-of-lease revenue (similar to the June quarter). For the nine month period, total revenues were $175.5 million.
Total expenses for the third quarter were $47.9 million, an increase of $3.0 million on the previous quarter. The increase was primarily due to the increased portfolio, along with repossession, maintenance and re-leasing expenses associated with the aircraft repossessed in April and September. Total expenses for the nine months were $131.2 million.
Depreciation expense in the third quarter was $20.1 million as compared to $18.9 million in the previous quarter, reflecting the increased portfolio. Interest expense in the third quarter was $21.5 million compared to $19.7 million in the previous quarter, reflecting additional borrowing under the Aircraft Acquisition Facility. Selling, general and administrative expenses were $5.4 million as compared to $5.3 million in the previous quarter. SG&A represented 8.1% of total revenues in the quarter.
The provision for income taxes was $2.4 million in the quarter. The effective tax rate for the quarter was 12.9%.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as Net income plus Depreciation, Amortization of debt issue costs and the Provision for income taxes, was $40.2 million and $103.3 million for the three and nine month periods respectively, equating to $1.20 and $3.08 per share. The third quarter ACF of $1.20 per share exceeded the second quarter ACF by approximately 21%.

ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividend
On October 10, 2008 B&B Air declared a dividend of $0.50 per share in respect of the third quarter. This dividend will be paid on November 20, 2008. This interim dividend represents 42% of ACF per share for the third quarter. B&B Air has paid a quarterly dividend of $0.50 in each of the first three quarters of 2008, representing 49% of ACF for the nine month period.
Share Repurchase Program
During the third quarter, B&B Air repurchased 111,000 shares at an average price of $10.05 per share. B&B Air expects additional purchases to be made from time to time in the open market or in privately negotiated transactions and will be funded from available cash. The timing of the share repurchases will depend on a variety of factors, including market conditions and may be suspended or discontinued at any time.
Aircraft Portfolio
All of the aircraft in B&B Air’s portfolio are currently on lease or contracted for lease, except for one B757-200 aircraft which continues to be re-marketed.
The B737-800 aircraft repossessed from XL Airways in September has been re-leased at a higher lease rate. We expect to deliver this aircraft to its new lessee later this month.
The table below shows the aircraft in B&B Air’s initial portfolio and the portfolios on December 31, 2007, June 30, 2008 and September 30, 2008:

Portfolio On	Oct 2, 2007		Dec 31, 2007		Jun 30, 2008	Sep 30, 2008
Airbus A319	5		9		10	10
Airbus A320	16	[1]	16	[1]	18	18
Airbus A330	—		—		1	1
Boeing 737	16	[1]	16	[1]	18	19
Boeing 747	—		—		1	1
Boeing 757	9		10		12	12
Boeing 767	1		1		1	1
Boeing 777	—		—		1	1
Total	47		52		62	63

[1]	One Airbus A320 and one Boeing 737 from the Initial Portfolio were transferred to B&B Air in February 2008 and were not included in the Portfolio on December 31, 2007.

On September 30, 2008, the average age of the aircraft in B&B Air’s portfolio, weighted by value, was 6.2 years. The average remaining lease term, weighted by value and excluding aircraft off-lease, was 5.6 years. As of September 30, 2008, after the sale of the A320-200, B&B Air has annualized contracted operating lease revenue of $221 million.
Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday November 12, 2008.
Participants should call +1-706-643-7953 (International) or 866-696-7906 (North America) and enter confirmation code 70815822. A replay will be available shortly after the call. To access the replay, dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 70815822. The replay recording will be available until November 26, 2008.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About Babcock & Brown Air
Babcock & Brown Air (“B&B Air”) acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, visit our website at www.babcockbrownair.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #

Contact:
Matt Dallas
Babcock & Brown
+ 1 212-796-3918
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statement of Operations
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months	Three months	Nine months
	ended	ended	ended
	June 30, 2008	Sept. 30, 2008	Sept. 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Operating lease revenue	$56,298	$60,516	$165,202
Finance lease income	—	—	2,446
Gain on sale of aircraft	—	4,979	4,979
Interest and other income	901	815	2,827

Total revenues	57,199	66,310	175,454

Expenses
Depreciation	18,864	20,080	53,989
Interest expense	19,694.	21,485	59,118
Selling, general and administrative	5,310	5,385	15,739
Maintenance and other costs	1,002	962	2,403

Total expenses	44,870	47,912	131,249

Net income before provision for income taxes	12,329	18,398	44,205
Provision for income taxes	1,267	2,369	5,430

Net income	$11,062	$16,029	$38,775

Weighted average number of shares	33,602,988	33,451,580	33,552,304
Basic and diluted earnings per share	$0.33	$0.48	$1.16
Dividends declared and paid per share	$0.50	$0.50	$1.50

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)

	Sept. 30, 2008
	(Unaudited)	December 31, 2007

Assets
Cash and cash equivalents	$39,084	$15,616
Rent receivables	5,070	832
Restricted cash and cash equivalents	126,155	112,621
Flight equipment under operating lease, net	1,856,796	1,309,142
Investment in direct finance leases, net	—	74,693
Deferred tax asset, net	30,085	36,712
Other assets, net	41,766	39,610

Total assets	2,098,956	1,589,226

Liabilities
Accounts payable and accrued liabilities	12,518	7,983
Rentals received in advance	9,067	7,675
Payable to related parties	451	1,651
Security deposits	36,662	22,899
Maintenance payment liability	83,794	49,850
Notes payable, net	851,026	850,660
Borrowings under aircraft acquisition facility	597,471	132,573
Other liabilities	20,172	25,433

Total liabilities	1,611,161	1,098,724

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,450,450 and 33,603,450 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	33	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	504,936	506,339
Notes receivable for common shares	—	(1,827)
Retained earnings (deficit)	(9,209)	2,345
Accumulated other comprehensive loss, net	(7,965)	(16,389)

Total shareholders’ equity	487,795	490,502

Total liabilities and shareholders’ equity	$2,098,956	$1,589,226

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure to Net Income
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months	Three months	Nine months
	ended	ended	ended
	June 30,	September 30,	September 30,
	2008	2008	2008
Net income	$11,062	$16,029	$38,775

Add:

Depreciation	18,864	20,080	53,989

Amortization of debt issuance costs	1,781	1,793	5,089

Provision for deferred income taxes	1,473	2,343	5,424

Available cash flow	$33,180	$40,245	$103,277

Weighted average share outstanding	33,602,988	33,451,580	33,552,304

Available cash flow per share	$0.99	$1.20	$3.08

B&B Air defines Available Cash Flow (“ACF”) as Net income plus Depreciation, amortization of debt issue costs and Provision for income taxes. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to Net income computed in accordance with GAAP, the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for Net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.